Exhibit 99.3

Telkom SA Limited Group interim results for the six months ended September 30, 2008 17 November 2008 Freedom to Compete

2 Cautionary statement on forward looking statements All of the statements contained herein, as well as oral statements that may be made by Telkom or Vodacom, or by officers, directors or employees acting on their behalf related to such subject matter, that are not statements of historical facts constitute or are based on forward- looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom's or Vodacom's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom's or Vodacom's actual results or outcomes to differ materially from their expectations are those risks identified in Item 3. "Key Information-Risk Factors" contained in Telkom's most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom's website at www.telkom.co.za/ir, including, but not limited to, our ability to consummate the Vodacom transaction, our ability to successfully implement our mobile strategy, increased competition in the South African fixed-line, mobile and data communications markets; our ability to implement our strategy of transforming from basic voice and data connectivity to fully converged solutions, developments in the regulatory environment; continued mobile growth and reductions in Vodacom's and Telkom's net interconnect margins; Telkom's and Vodacom's ability to expand their operations and make investments and acquisitions in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Telkom and Vodacom invest; our ability to improve and maintain our management information and other systems; our ability to attract and retain key personnel and partners; our inability to appoint a majority of Vodacom's directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom's continued payment of dividends or distributions to us; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; the amount of damages Telkom is ultimately required to pay to Telcordia Technologies Incorporated; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom's hearings before the Competition Commission and others; any requirements that we unbundle the local loop, our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities leasing services or if ICASA finds that we or Vodacom have significant market power or otherwise imposes unfavorable terms and conditions on us; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, number portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communications and Provisions of Communication-Related Information Act and the impact of these requirements on our business; Telkom's ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act and the impact of these requirements on our business; fluctuations in the value of the Rand and inflation rates; the impact of unemployment, poverty, crime, HIV infection, labor laws and labor relations, exchange control restrictions and power outages in South Africa; and other matters not yet known to us or not currently considered material by us. We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom or Vodacom, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom or Vodacom is required by law to update these statements, they will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in their expectation.

3 Overview Reuben September CEO

Presentation highlights Group revenue growth of 9.8%, HEPS up by 0.4% On track to deliver our defend and grow strategy - notable successes in the last six months Improvements in key customer service metrics Important transactions completed Strong growth in Multi-Links and key plans for performance improvements in place Cost management vital in current market conditions

27,227 Sept '07 29,884 Sept '08 Sept '08 Sept '07 9,982 Sept '07 10,265 Sept '08 17,732 Sept '08 19,622 Sept '07 683 Group financial highlights - solid performance 9.8% - 2.8% 0.4% 742.3 745.2 10.7% Operating revenue EBITDA Headline EPS Net debt

Maintain market position build customer retention and loyalty migrate to annuity based revenues Provide full fixed-mobile convergence Leverage existing competitive strengths corporate customer relationships high-quality, sophisticated, ubiquitous network Pursue data opportunities in all markets consumer market - digital home enterprise market - data solutions and IT services Become a Pan-African integrated service provider by leveraging our fixed-line and data strength strong brand awareness in Africa Our strategy is to defend and grow our core business Grow Fixed Mobile Capability Grow Broad- band and ICT Converged Services Become Pan- African ICT Service Provider

Annuity revenue up 7.6% to R3.6 billion Calling Plan subscribers up 28.1% to 507,985 Improvement in customer service, e.g. faster delivery of ADSL Free to compete - Vodacom disposal Successfully launched WCDMA data products Successfully trialing WCDMA voice mobile ADSL subscribers up 46.7% to 491,774 Internet all access subscribers up by 17.9% to 395,088 Data revenues up 12.2%, managed network services revenues up 42% and number of sites up 20.8% to 28,051 Key partner in Pan-African submarine cable systems Strengthened Pan-African ISP with M-Web Africa Multi-Links subscriber base up 578.6% to 1.78 million Plan in place to improve Multi-Links's financial performance On track to implement strategy with notable successes in the last six months On track ? ? ? ? Strong demand for data and bundled products Grow Fixed Mobile Capability Grow Broad- band and ICT Converged Services Become Pan- African ICT Service Provider

8 Defending base via continued focus on bundled offers Improving customer retention and loyalty Strategy to convert traffic to annuity revenue through bundles continues to be successful Closer packages increased 28.1%, Supreme Call packages increased 23.7% Annuity revenues increased 7.6% to R3,595m, subscription based calling plan revenue increased 40.6% to R620m Intend to offer significant value to customers through fully converged bundles incorporating mobile voice, data and content

Build strong foundation to improve customer centricity


Competitive advantage
Sept 08
March 08
Sept 07
Customer strategy
Call centre quick wins
master plan design
Dashboard design
Productivity improvement
Service delivery
Customer data management
Differentiated treatment plan for high value residential customers
Customer insight
Customer segmentation value & needs based
Customer portfolio management for mass & enterprise markets
Churn analysis
Call centre master plan implementation
Customer promise management
1-to-1 marketing
Organisational change
Loyalty programme
Customer Profitability
Campaign management
Data quality management
Time
Transformation enablers: PMO, change management (cultural adaptation & internal/external communications)
Oct 06 –Aug 07
Build momentum
Sep 07 – Mar 08
Build foundation
Apr 08 – Mar 09
Build advanced foundation
Apr 09 – Mar10
Enhance 1-to-1 treatment capabilities

10 Progress on customer centricity drive Established robust customer data and analytics environment Refined customer segmentation programme based on value and needs Churn management model to be completed during March 2009 Customer Portfolio Management based on value and needs to be completed by March 2009 Customer communication improved by redesigning escalation process and introducing "one number access" Providing high quality service to the customer is key to Telkom's future

11 Achieved significant improvement in customer service Average time to install has improved to 17 days from 20 days achieved at March 31, 2008 Contact centre network streamlined to make Telkom more accessible for customers Telkom Internet Technical Support achieved 8% improvement in customer satisfaction Percentage of calls answered within 20 seconds improved by 7% in mass and enterprise markets Operator services improved Average Speed of Answer by 184% Key focus of the next six months - enhance service delivery within ADSL contact centre Telkom's efforts are delivering results

Continued focus on cost management Cost management remains a key driver for Telkom's performance Programmes designed to deliver sustainable results Capability management programme designed according to international best practice for improved profitability and improved customer service Capability management implementation deferred until April 2009 Further investigation into processes, relationships and resources Provide opportunity for Organised Labour to fully participate in planning process Rollout of wireless network more cost effective in rural and high cable theft areas Accelerate NGN rollout to expedite retirement of costly legacy systems Telkom aligning to address cost pressures

Vodacom transaction Three inter-conditional components: 15% stake to be sold to Vodafone Remaining 35% to be listed on the JSE and distributed to Telkom shareholders in South Africa and other eligible jurisdictions by way of an unbundling 50% of post tax (CGT) proceeds declared as special dividend (net of STC) Consideration for the 15% Vodacom stake is ZAR22.5bn less Vodacom's attributable net debt at September 30, 2008 of ZAR1.55 billion paid in cash subject to capital gains tax ("CGT") Shareholder approvals required for sale, proceeds distribution and unbundling Regulatory approvals required from competition authorities, ICASA and the JSE Shareholders agreement to be terminated in its entirety Structure Price Conditions

14 Expand infrastructure capabilities including NGN and domestic data centre Selectively build mobile network Pursue growth through acquisitions Vodacom transaction - 50% of proceeds retained Proceeds Aggressively repositioning Telkom to compete Intensive ongoing process evaluating return profiles taking into account debt levels, fluctuating market conditions, currency movements and interest rates Return criteria must be met for each project before rollout All excess funds will be returned to shareholders

Do 3G successfully launched Telkom's Do 3G services provide high speed Internet access The latest HSDPA and HSUPA wireless network supports devices capable of 7.2Mbps high-speed downlink packet access and 2.4Mbps high-speed uplink packet access Competitively priced Wireless Internet bundles ranging from 500MB to 10GB. Out of bundle rates are significantly lower than competitors and provide for a single rate across all plans.

Strong growth in broadband ADSL subscribers increased by 46.7% to 491,774 Targeting 592,000 ADSL subscribers for FY2009 Do Broadband subscribers increased 96.0% to 154,095 Wholesale Internet leased lines increased 11.9% to 23,511 60% of all ADSL installations done through self-install option ATTI improved to 17 working days from 20 at March 31, 2008 ADSL DSLAMs increased 14% to 3,036 Covering more than 92% of Telkom's customer footprint Accelerated subscriber growth Lower cost to provide better service Network expansion on track

Data moves to higher value services Data expected to continue to grow strongly into the future Data revenues increased by 12.2% to R4,459 million Continuing focus on increasing speed and reliability of the network Demand for innovative data solutions driving the NGN expansion 63% VPN services 42% Managed network services 30% Internet access -4% Mobile leased lines 10% Data connectivity 2,409 862 700 444 350 % increase Size (Rm) Basic services High value services

18 Investments in submarine cables creates solid foundation for ICT strategy in Africa Participation in new cable systems in order to drive international connectivity across Africa Servicing the demand of corporates and multinationals for international connectivity and data solutions New Cable Systems: East African Submarine System (EASSY) European India Gateway (EIG) West African Festoon System (WAFS) West African Cable System (WACS) Funding approved, in planning and design phase Leveraging investments in Multi-Links, Africa Online and M-Web Africa

Multi-Links current performance Strong subscriber growth expected to improve financial performance Strong revenue growth Revenue increased 162% to R813 million Network Capex expansion Net loss for the period of R247 million - deferred tax credit Capex increased to R1,730 million from R128 million at September 30, 2007 Opex hit from subsidies Operating expenses increased 239% to R1,081 million primarily as a result of upfront handset subsidies Loss before tax of R289 million from profit before tax of R4 million at September 30, 2007 EBITDA on target to improve Negative EBITDA of 19.8% - plans in place for positive EBITDA

Multi-Links Mobile shows strong growth Subscriber growth impressive Strong subscriber growth Subscriber base increased 579% to 1,780,984 to September 30, 2008 At October 31, 2008 subscribers increased to 2,108,649 Short-term ARPU hit by strong growth ARPU declines from US$32 at March 31, 2008 to US$14 at September 30, 2008 due to: Majority subscribers on network less than 6 months Delayed launch of EVDO ARPU expected to improve by March 31, 2009 Strong traffic activity Total MoU 737,483,022 Incoming MoU 133,919,542 Outgoing MoU 603,563,480

Significant opportunity for Multi-Links data growth Multi-Links well positioned for data growth Nigerian Internet penetration of 5% predicted to grow swiftly - initially through mobility Satellite capacity near full capacity - creating bottlenecks for other operators Multi-Links can leverage increasing fibre network access to SAT3 and premium quality as the key selling points Huge potential from EVDO, 3G technology - launched in October 2008 Early market success in our data focus area: Wholesale data and corporate Current data solutions - local leased lines, national leased lines and international IPLC circuits Local and international leased lines being provided to corporates Multiple negotiations with numerous Nigerian corporates

22 Multi-Links - Positioning for mobile and data growth Multi-Links - Positioning for mobile and data growth Capex programme continues: Base stations increased 119% to 589 from March 31, 2008 Fibre deployment increased 52% to 3,800 km from March 31, 2008 Capacity increased - Packet exchange in Abuja Switch capacity in Lagos Main network site in Lagos Six NGN nodes being built during FY2009 Lagos metro ethernet ring completed, Abuja near completion Metro ethernet rings planned in Kanu, Kaduna and Delta region Existing Under construction Fibre swapping Planned Benin fibre Coverage Map Quality of service remains the differentiator

Multi-Links' key plans for performance improvements Capitalise on fibre swapping to extend coverage Improve points of sale and customer contact centres Enhance distribution channels Improve operating and business support systems Aggressively drive wholesale business Improved channels to market to better service subscribers

M-Web Africa next cornerstone in our Pan-African ISP strategy Moving decisively into the African ICT market Transaction detail M-Web Africa and 75% of M-Web Namibia acquired for US$63 million based on a business plan EBITDA multiple of 7.0x at FY2010 Transaction expected to close in first half of calendar year 2009 Technology - VSAT and WiMax Potential synergies/ benefits Leverage strong brands in ISP portfolio Significant synergies to be extracted through Africa Online and Multi-Links Strong African presence Largest satellite based ISP in sub-Saharan Africa 23,650 subscribers 16,679 residential subscribers 6,971 corporate subscribers Focused on servicing the corporate market with strong customer base in Eastern Africa and Nigeria

25 Telkom Media March 31, 2008 - announced commitment to reduce shareholding Negotiations with potential investor progressing well Announcement of details of transaction can be expected shortly The Telkom shareholder loan of R430 million has been impaired fully as at September 30, 2008 R217 million impaired - March 31, 2008 R213 million impaired - September 30, 2008 Controlling equity stake is not a requirement to access content Focusing on core strengths

Telkom well positioned to weather the financial storm Relatively limited exposure to international financial market However, some risks remain: Potential bad debt Approximately 40% capex is foreign currency denominated Rand has depreciated more than 30% since August 2008 Management paying close attention to capex and future investments

27 Financial Overview Deon Fredericks Acting CFO

Sep 07 Mar 08 Sep 08 East 38.2 36.3 31.7 28 Sep 07 Mar 08 Sep 08 East 742.3 1634.8 745.2 Group income statement Six months ended Six months ended Six months ended ZAR million Sep 07 Sep 08 % Operating revenue 27,227 29,884 9.8 Other income 204 246 20.6 Operating expenses (20,067) (23,454) 16.9 Operating profit 7,364 6,676 (9.3) Investment income 130 136 4.6 EBITDA 10,265 9,982 (2.8) Finance charges (972) (1,036) 6.6 Taxation (2,678) (2,009) (25.0) Loss: discontinued operations (51) (82) 60.8 Net profit 3,793 3,685 (2.8) Basic earnings per share (cents) 724.3 723.9 (0.1) Dividend per share (cents) 1,100.0 660.0 (40.0) EBITDA margin % HEPS Cents Business environment changing - margin pressure continues 37.7 36.9 33.4

29 Group balance sheet Six months ended Six months ended Six months ended ZAR million Sep 07 Sep 08 % Non-current assets 52,231 60,225 15.3 Current assets 11,310 12,449 10.1 Discontinued operations 54 53 (1.9) Total assets 63,595 72,727 14.4 Capital & reserves 29,575 34,213 15.7 Non-current liabilities 9,838 15,739 60.0 Current liabilities 24,167 22,715 (6.0) Discontinued operations 15 60 300.0 Total equity & liabilities 63,595 72,727 14.4 Net debt 17,732 19,622 10.7 Sep 07 Mar 08 Sep 08 East 1.7 0.8 2 2.0x net debt to EBITDA Building the foundation for the future Balance sheet remains strong Sep 07 Mar 08 Sep 08 East 9.3 18.6 8.2 8% return on assets

30 Group cash flow Six months ended Six months ended ZAR millions Sep 07 Sep 08 % Cash generated from operations 6,395 6,361 (0.5) Dividend paid (5,712) (3,328) (41.7) Cash generated from operating activities 683 3,033 344.1 Investing activities (7,028) (5,262) (25.1) Financing activities 4,520 1,254 (72.3) Net increase/(decrease) in cash (1,825) (975) (46.6) Cash at the end of the year (1,525) (1,177) (22.8) Free cash flow (633) 1,099 273.6 Investing for future revenue growth

31 Segmental contribution after inter-segmental eliminations Operating revenue Operating profit EBITDA Fixed-line Mobile Other 2003 58 42 0 Fixed-line Mobile 2003 54 41 5 Fixed-line Mobile Other 2003 62 36 2 Fixed-line remains the major contributor Mobile Other Fixed-Line

32 Fixed-line income statement Six months ended Six months ended Six months ended ZAR million Sep 07 Sep 08 % Operating revenue 16,108 16,565 2.8 Other income 189 207 9.5 Operating expenses (12,011) (13,515) 12.5) Operating profit 4,286 3,257 (24.0) Investment income 98 1,661 1,594.9 EBITDA 6,154 5,252 (14.7) Finance charges (704) (845) 20.0 Taxation (1,798) (974) (45.8) Net profit 1,882 3,099 64.7 Sep 07 Mar 08 Sep 08 East 38.2 36.3 31.7 EBITDA margin % EBIT margin % Building the foundation for the future Excluding Telkom Media and Africa Online impairment EBITDA margin is 33.2% Sep 07 Mar 08 Sep 08 East 26.6 24.9 19.7

33 Fixed-line revenue ZAR million Total Subscription & connection Traffic Interconnect Data 2007 16108 3118 8077 833 3975 2008 16565 3233 7833 956 4459 14.8% (3.0)% 3.7% 2.8% 12.2% Double digit data revenue growth Sep 07 Sep 08

34 Fixed-line traffic Local Long distance Fixed-to-mobile International outgoing Calling plans 2007 2125 1219 3794 498 441 2008 1881 1048 3803 481 620 Local Long distance Fixed-to-mobile International outgoing Calling Plans 2007 6198 2016 2093 326 1445 2008 4688 1870 2111 336 1704 ZAR millions Millions of minutes 0.2% (11.5%) (14.0%) (3.4%) (24.4%) 3.1% (7.2%) Traditional traffic declines, calling plans show strong growth Traffic Volumes Traffic Revenue Sep 07 Sep 08 40.6% 0.9% 17.9%

35 Fixed-line annuity revenue Six months ended Six months ended ZAR millions Sep 07 Sep 08 % Line rental 2,349 2,411 2.6 Calling plans/packages 441 620 40.6 CPE rental 373 383 2.7 Value added services 165 168 1.8 International other 12 13 8.3 Total 3,340 3,595 7.6 Note: Annuity revenue includes all subscription revenue. It does not include usage or traffic related revenue from calling plans/bundles, line installations, reconnection fees and CPE sales

36 Fixed-line revenue (continued) Six months ended Six months ended ZAR millions Sep 07 Sep 08 % Mobile 407 445 9.3 Fixed domestic 5 36 620.0 International 421 475 12.8 Interconnection revenue 833 956 14.8 Six months ended Six months ended ZAR millions Sep 07 Sep 08 % Leased lines 3,076 3,597 16.9 Mobile leased facilities 899 862 (4.1) Data revenue 3,975 4,459 12.2 Interconnection Data Sep 07 Sep 08 East 1881 2000 Interconnection 6.3% Sep 07 Sep 08 East 335112 491774 ADSL 46.7% Millions of minutes Subscribers

37 Fixed-line operating expenses Sep 07 Sep 08 East 12011 13515 12.5% Six months ended Six months ended ZAR millions Sep 07 Sep 08 % Employee expenses 3,414 4,079 19.5 Payments to other operators 3,362 3,663 9.0 SG&A 1,844 2,237 21.3 Services rendered 1,186 1,213 2.3 Operating leases 337 328 (2.7) Depreciation, amortisation, impairment and write-offs 1,868 1,995 6.8 Total (Rm) Operating expenses managed in high inflationary environment

38 38 Fixed-line employee expenses Six months ended Six months ended ZAR millions Sep 07 Sep 08 % Salaries and Wages 2,770 2,867 3.5 Benefits 1,025 1,560 52.2 Labour capitalised (381) (348) (8.7) Sep 07 Sep 08 East 3414 4079 Total (Rm) 19.5%

39 39 Fixed-line capex Six months ended Six months ended ZAR millions Sep 07 Sep 08 % Baseline expansion 2,064 2,128 3.1 Sustainment 114 39 (65.8) Efficiencies & improvements 352 401 13.9 Support 89 176 97.8 Regulatory & other 28 - - Total 2,647 2,744 3.7 Telkom continues to build for the future

40 Fixed-line: impact of inflation Six months ended ZAR millions Sep 08 Increased revenue (international outgoing - switched hubbing) 64 Increased operating expenses Employee expenses (174) Payments to other operators (75) Materials and maintenance (18) Effect on operating profit (203) Note: Only the major impact readily available on the accounts.

41 41 Company balance sheet Six months ended Six months ended ZAR million Sep 07 Sep 08 % Non-current assets 40,327 45,063 11.7 Current assets 6,364 8,090 27.1 Total assets 46,691 53,153 13.8 Capital & reserves 22,264 26,920 20.9 Non-current liabilities 7,108 13,105 84.4 Current liabilities 17,319 13,128 (24.2) Total equity & liabilities 46,691 53,153 13.8 Net debt 13,750 14,554 5.8 Sep 07 Mar 08 Sep 08 East 2.2 1.1 2.8 Sep 07 Mar 08 Sep 08 East 7.4 18.3 6.8 2.8x net debt to EBITDA 7% return on assets

42 42 Company cash flow Six months ended Six months ended ZAR millions Sep 07 Sep 08 % Cash generated from operations before dividend 6,530 5,919 (9.4) Dividend paid (5,856) (3,433) (41.4) Cash generated from operating activities 674 2,486 268.8 Investing activities (5,229) (3,693) (29.4) Financing activities 4,636 941 (79.7) Net increase/(decrease) in cash 81 (266) (428.4) Cash at the end of the six months 257 176 (31.5) Free cash flow 1,301 2,226 71.1

43 Sep 07 Mar 08 Sep 08 East 1.1 0.9 1.5 43 Fixed-line and Other Segment income statement Six months ended Six months ended ZAR million Sep 07 Sep 08 % Operating revenue 17,010 18,071 6.2 Other income 215 242 12.6 Operating expenses (12,707) (15,036) 18.3 Operating profit 4,518 3,277 (27.5) Investment income 106 1,672 1,477.4 EBITDA 6,476 5,440 (16.0) Finance charges (725) (694) (4.3) Taxation (1,872) (1,011) (46.0) Loss from discontinued operations (51) (82) 60.8 Net profit 1,976 3,162 60.0 Sep 07 Mar 08 Sep 08 East 38.1 35.7 30.1 EBITDA margin % Net debt : EBITDA EBITDA margin excluding Telkom Media and AFOL impairment is 31.5%

18 Mobile financial highlights Sep 07 Sep 08 East 22814.9 26016.2 Sep 07 Sep 08 East 6879.4 7951.9 Sep 07 Sep 08 East 5714.3 6430 Operating revenue Operating profit Capital expenditure1 Cash generated from operations ZAR million ZAR million ZAR million ZAR million 14.0% 15.6% 12.5% 100% Vodacom (50% consolidated) 1. Including intangible assets Mobile segment delivers strong performance Sep 07 Sep 08 East 3296 3156 (4.2%)

19 Leading the South African mobile market Sep 07 Sep 08 East 23297 25245 Sep 07 Sep 08 East 45.9 42.3 Sep 07 Sep 08 East 5845 5693 Sep 07 Sep 08 East 122 132 Customers ARPU1 Churn Gross connections Thousands Thousands ZAR % 8.4% 1. Blended ARPU Strong mobile customer growth (2.6%) 8.2% (7.8%)

46 46 Other segment TDS Multi-Links Africa Online Swiftnet Sep 07 498 310 46 48 Sep 08 581 813 63 49 Operating revenue ZAR in millions Operating Expenditure ZAR in millions TDS Multi-Links Africa Online Swiftnet Sep 07 282 319 53 42 Sep 08 321 1081 71 48 17% 162% 2% 37% Sep 07 Sep 08 14% 239% 34% 14%

21 Other segment (continued) Sep 07 Sep 07 East 125 1818 Sep 07 Sep 08 East 232 20 Operating profit Capital expenditure1 ZAR million ZAR million 1,354% 1. Including intangible assets African operations bring exciting opportunities (91.4%) Customer numbers ZAR in millions Sep 07 Sep 08 East 14399 17773 Sep 07 Sep 08 East 262431 1780984 579% Multi-Links Africa Online 23.4%

48 Funding profile as at September 30, 2008 (including maturities) Maturing in 2009 calendar year CP Bills R4,015 million Call Borrowings R1,820 million Maturing 2010 calendar year PP02 R430 million PP03 R1,350 million Term Loans R3,000 million Maturing after 2010 TL12 (maturing in 2012) R1,060 million TL15 (maturing in 2015) R1,160 million TL20 (maturing in 2020) R2,500 million Foreign Loans (maturing between 2010 - 2025) R129 million

49 Effects of the Vodacom transaction Proceeds invested and used to manage capital efficiently After Before Comments Revenues (ZARbn) 34.5 56.3 EBITDA (ZARbn) 12.4 20.6 Total gross debt (ZARbn) 15.2 18.4 Total cash (ZARbn) 10.9 1.7 Net debt (ZARbn) 4.4 16.6 Removal of 50% of Vodacom consolidated revenues EBITDA from fixed-line and other businesses after transaction Deconsolidation of 50% of Vodacom debt Based on 50% of proceeds retained and distribution of the remainder (net of STC) Capital structure flexibility Unaudited pro forma Telkom financials - March 31, 2008

50 Effect of the Vodacom transaction (continued) Total net debt R16.6bn EBITDA R20.6bn Net debt/EBITDA 0.8x Before Total net debt1 R4.4bn EBITDA R12.4bn Net debt1/EBITDA 0.4x After Capital structure Pro forma, with 50% of proceeds, implies a ND/EBITDA of 0.4x Three year targeted ND/EBITDA of 1.3x to retain flexibility Unaudited pro forma capital structure and use of proceeds - March 31, 2008 1 Assuming 50% of Vodacom sale proceeds are retained by Telkom

51 Guidance for 2008/09 Fixed-line and other Constant revenue growth: CAGR between 5% and 10% Capex to range between 23% and 27% of revenue over the next 2 years and between 18% and 22% of revenue in the 2011 financial year EBITDA margin to range between 32% and 36% - expect to see improvement within the range towards the end of the 2011 financial year Targeting net debt to EBITDA of 1.3x